LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

17 State Street, 16th Floor

New York, New York 10004

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louis@louistlaw.com

June 26, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

Endo Networks, Inc.

Schedule 14A

Dear Sir or Madam:

We are counsel to Endo Networks, Inc. (the “Company”).  On behalf of our client, enclosed herewith please find a Preliminary Schedule 14A for the Company.

Assuming that your offices do not have any comments to this filing, the Company expects to file and send its Definitive information statement to its shareholders on or about July 10, 2006.  After the comment period we will update the filing to include the record date and date of the meeting, which in no event will be later than 20 business days from the date the information statement is mailed to the shareholders.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,

Law Offices of

Louis Taubman

/s/  Rachael Hymes

Rachael Hymes

Enclosures